Exhibit 21

Subsidiaries of the Registrant

1. Gresham Worldwide, Inc. (f/k/a DPW Technologies Group, Inc.), a Delaware corporation

2. DPW Financial Group, Inc., a Delaware corporation

3. Coolisys Technologies, Inc., a Delaware corporation

4. Microphase Corporation, a Delaware corporation

5. FlexiSphere Acquisition Corp., a Delaware corporation

6. Digital Farms, Inc., a Delaware corporation

7. Digital Power Corporation, a Delaware corporation

8. Digital Power Lending, LLC, a California limited liability company

9. Gresham Power Electronics Ltd. (f/k/a/ Digital Power Limited), a company organized under the laws of England and Wales

10. Coolisys Technologies Corp., a Nevada corporation

11. I. AM Inc., a Nevada corporation

12. It’sLikeFashion.com, Inc., Inc., a Delaware corporation

13. Flashpoint Digital Media, LLC, a Delaware limited liability company

14. Enertec Systems 2001 Ltd., an Israeli corporation